Exhibit 16.1

July 11, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 11, 2016, of AP Gaming Holdco, Inc. and are in agreement with the statements contained on page 2 in the paragraphs 2, 3, 4, 6 and 7 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 4th paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2015 and 2014 financial statements.

/s/ Ernst & Young LLP